APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Perlage Sparkling Wine Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Perlage Sparkling Wine Club's management or vote on and/or influence any managerial decisions regarding Perlage Sparkling Wine Club. Furthermore, if the founders or other key personnel of Perlage Sparkling Wine Club were to leave Perlage Sparkling Wine Club or become unable to work, Perlage Sparkling Wine Club (and your investment) could suffer substantially.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PERLAGE SPARKLING WINE CLUB

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Perlage Sparkling Wine Club's financial performance or ability to continue to operate. In the event Perlage Sparkling Wine Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

LIMITED SERVICES

Perlage Sparkling Wine Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

THE COMPANY MIGHT NEED MORE CAPITAL

Perlage Sparkling Wine Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Perlage Sparkling Wine Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Perlage Sparkling Wine Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Perlage Sparkling Wine Club is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Perlage Sparkling Wine Club fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Perlage Sparkling Wine Club, and the revenue of Perlage Sparkling Wine Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Perlage Sparkling Wine Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.